The Dreyfus Socially Responsible Growth Fund, Inc.

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for The Dreyfus Socially Responsible Growth Fund, Inc., covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, L. Emerson Tuttle and Paul Hilton.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle and Paul Hilton, Portfolio Managers

How did The Dreyfus Socially Responsible Growth Fund, Inc. perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the fund's Initial shares produced a 6.21% total return, and the fund's Service shares provided a 5.94% total return.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced an 11.04% total return for the same period.[2]

We attribute the market's overall strength to continuing U.S. economic growth. However, geopolitical and economic uncertainties constrained the market's forward progress and led to a generally risk-averse investment environment that favored traditionally defensive, value-oriented investment sectors. The fund's growth-oriented investment strategy led us to allocate relatively few assets to such sectors. As a result, the fund underperformed relative to the benchmark during the reporting period.

What is the fund's investment approach?

The fund seeks to provide capital growth with current income as a secondary objective. The fund looks for growth-oriented companies that generally exhibit three characteristics: improving profitability measurements, a pattern of consistent earnings and reasonable prices. To pursue these goals, the fund, under normal circumstances, invests at least 80% of its assets in common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America.

What other factors influenced the fund's performance?

Traditionally defensive investment sectors, such as energy and industrials, generated the market's most significant gains during the reporting period. Although the fund had relatively light exposure to these sectors, in line with its growth-oriented investment strategy, it shared in the market's advance to a degree. In the energy sector, which rose sharply on the strength of robust industrial demand and higher oil and gas prices, the fund held positions in select independent producers, such as Anadarko Petroleum. Among industrials, holdings of conglomerates, such as Tyco International, boosted returns.

Strong individual stock selections enabled the fund to outperform the benchmark in the consumer discretionary, consumer staples and health care sectors. Top consumer discretionary performers included makers of luxury apparel and accessories, such as Coach; hotel and leisure companies, such as Marriott International; and multi-line retailers, such as Target. Among consumer staples holdings, PepsiCo proved a strong performer, profiting from its earlier acquisition of the health-conscious Quaker Foods brand, which was not owned by the fund. Finally, in the health care sector, the fund's performance benefited from its emphasis on makers of equipment and supplies, such as Fisher Scientific International and Kinetic Concepts and service providers, such as WellPoint.

On the other hand, the fund's performance was undermined by its relatively heavy exposure to technology stocks, which represented the worst performing sector of the S&P 500 Index for the reporting period. A few technology holdings, such as service providers Alliance Data Systems and Cognizant Technology Solutions, gained significant ground. However, several others suffered losses, most notably semiconductor holdings, such as Applied Materials and Fairchild Semiconductor, and telecommunications product and service provider UTStarcom. Our trading strategy in several other technology stocks, including Analog Devices, Agilent Technologies and Texas Instruments, further undercut returns. The fund's performance compared to the benchmark also proved weak in the financial sector, primarily due to the fund's light exposure to interest-rate-sensitive banking stocks, a group that benefited from surprisingly low interest rates.

What is the fund's current strategy?

As of the end of the reporting period, we continue to emphasize growth-oriented technology stocks that we believe are well-positioned to benefit from attractive valuations and cyclical economic developments. We also continue to find a relatively large number of what we believe are attractive investment opportunities among health care device and equipment makers, service providers and, increasingly, in biotechnology, which we currently prefer over major pharmaceutical companies. We have maintained the fund's relatively light exposure to financial stocks that we believe may be vulnerable to rising interest rates.

Can you highlight some of the fund's socially responsible investing activities?

The fund's socially responsible investing (SRI) criteria primarily focus on issues regarding environmental practices, occupational and product safety, and equal employment opportunity. We use these criteria not only to screen potential investments, but to monitor the fund's holdings and ensure that each continues to meet our SRI standards.

For example, during the reporting period, regulatory and public scrutiny of pharmaceutical companies intensified. In this context, we reviewed the fund's holding of Pfizer, Inc. and determined that it no longer met our SRI standards, which led us to sell the fund's entire position in the stock. Consistent with our practice, in many cases, of engaging in dialogue with a company's management to encourage improvements in its socially responsible activities, we had discussions with a representative of Pfizer about our SRI review of the company and the reasons for our decision to sell the fund's position in the stock.

For further information regarding the fund's approach to socially responsible investing, search for "SRI" on the Dreyfus website (www.dreyfus.com) or consult the fund's prospectus.

January 18, 2005

The fund is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the fund directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of The Dreyfus Socially Responsible Growth Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Legend:
- The Dreyfus Socially Responsible Growth Fund, Inc. (Initial shares) —————
- The Dreyfus Socially Responsible Growth Fund, Inc. (Service shares) ·············
- Standard & Poor's 500 Composite Stock Price Index† ——————

$31,292
$23,097
$22,848

Dollars

Years Ended 12/31

Comparison of change in value of $10,000 investment in The Dreyfus Socially Responsible Growth Fund, Inc. Initial shares and Service shares and the Standard and Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Initial shares	**6.21%**	**(8.11)%**	**8.73%**
Service shares	**5.94%**	**(8.31)%**	**8.61%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of The Dreyfus Socially Responsible Growth Fund, Inc. on 12/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The fund's Initial shares are not subject to a Rule 12b-1 fee. The fund's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the fund's Initial shares from their inception date through December 30, 2000, and the performance of the fund's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2004 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fund fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Socially Responsible Growth Fund, Inc. from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.14	$ 5.42
Ending value (after expenses)	$1,033.80	$1,032.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.12	$ 5.38
Ending value (after expenses)	$1,021.06	$1,019.81

† *Expenses are equal to the fund's annualized expense ratio of .81% for Initial shares and 1.06% for Service shares; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks—98.7%	Shares	Value ($)
Consumer Discretionary—15.4%		
Coach	162,500 [a]	9,165,000
Dollar General	443,500	9,211,495
Marriott International, Cl. A	238,500	15,020,730
Staples	355,000	11,967,050
Target	256,000	13,294,080
Tiffany & Co	99,000	3,165,030
Viacom, Cl. B	180,000	6,550,200
Walt Disney	317,000	8,812,600
		77,186,185
Computer Software—6.2%		
Microsoft	751,000	20,059,210
Symantec	423,000 [a]	10,896,480
		30,955,690
Consumer Staples—7.5%		
Estee Lauder Cos., Cl. A	221,500	10,138,055
PepsiCo	173,000	9,030,600
Procter & Gamble	125,500	6,912,540
Walgreen	304,000	11,664,480
		37,745,675
Energy—1.9%		
Anadarko Petroleum	147,000	**9,527,070**
Financials—9.1%		
American Express	151,000	8,511,870
American International Group	155,300	10,198,551
Citigroup	200,000	9,636,000
Goldman Sachs Group	83,500	8,687,340
Radian Group	167,500	8,917,700
		45,951,461
Health Care—17.3%		
Alcon	116,500	9,389,900
Amgen	112,000 [a]	7,184,800
Fisher Scientific International	163,500 [a]	10,199,130
Genzyme	219,000 [a]	12,717,330
Kinetic Concepts	122,000 [a]	9,308,600
Medtronic	104,000	5,165,680
Stryker	176,500	8,516,125

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Waters	180,000 [a]	8,422,200
WellPoint	70,000 [a]	8,050,000
Zimmer Holdings	97,000 [a]	7,771,640
		86,725,405
Industrials−8.7%		
Danaher	240,500	13,807,105
3M	83,00	6,811,810
Tyco International	417,000	14,903,580
United Parcel Service, Cl. B	94,000	8,033,240
		43,555,735
Information Technology−23.7%		
Accenture, Cl. A	177,000 [a]	4,779,000
Alliance Data Systems	189,000 [a]	8,973,720
Altera	394,500 [a]	8,166,150
Cisco Systems	712,000 [a]	13,741,600
Cognizant Technology Solutions, Cl. A	173,500 [a]	7,344,255
Corning	551,500 [a]	6,491,155
Dell	441,500 [a]	18,604,810
EMC	378,000 [a]	5,620,860
Intel	572,000	13,379,080
International Business Machines	151,000	14,885,580
Motorola	572,000	9,838,400
QUALCOMM	140,000	5,936,000
Texas Instruments	61,000	1,501,820
		119,262,430
Materials−1.0%		
Air Products & Chemicals	83,500	**4,840,495**
Pharmaceuticals−7.9%		
Johnson & Johnson	382,500	24,258,150
Eli Lilly & Co	134,500	7,632,875
Novartis, ADR	158,500	8,010,590
		39,901,615
Total Common Stocks		
(cost $406,200,568)		**495,651,761**

Short-Term Investments–1.4%	Principal Amount ($)	Value ($)
Certificates of Deposit–.0%		
Self Help Credit Union, 2.46%, 3/15/2005	100,000	**100,000**
U.S. Treasury Bills–1.4%		
1.83%, 2/10/2005	7,207,000	**7,192,370**
Total Short-Term Investments (cost $7,292,346)		**7,292,370**
Total Investments (cost $413,492,914)	**100.1%**	**502,944,131**
Liabilities, Less Cash and Receivables	**(.1%)**	**(457,787)**
Net Assets	**100.0%**	**502,486,344**

ADR—American Depository Receipts.

a Non-income producing.

Portfolio Summary †

	Value (%)		Value (%)
Information Technology	23.7	Consumer Staples	7.5
Health Care	17.3	Computer Software	6.2
Consumer Discretionary	15.4	Energy	1.9
Financials	9.1	Short-Term Investments	1.4
Industrials	8.7	Materials	1.0
Pharmaceuticals	7.9		**100.1**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	413,492,914	502,944,131
Cash		212,266
Receivable for investment securities sold		10,325,728
Dividends and interest receivable		291,413
Receivable for shares of Common Stock subscribed		52,041
Prepaid expenses		23,226
		513,848,805
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		327,181
Payable for investment securities purchased		10,855,352
Payable for shares of Common Stock redeemed		103,465
Accrued expenses		76,463
		11,362,461
Net Assets ($)		**502,486,344**
Composition of Net Assets ($):		
Paid-in capital		696,821,193
Accumulated net realized gain (loss) on investments		(283,786,066)
Accumulated net unrealized appreciation (depreciation) on investments		89,451,217
Net Assets ($)		**502,486,344**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	488,994,258	13,492,086
Shares Outstanding	19,427,281	538,389
Net Asset Value Per Share ($)	**25.17**	**25.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $7,642 foreign taxes withheld at source)	5,887,673
Interest	132,766
Income from securities lending	3,445
Total Income	**6,023,884**
Expenses:	
Investment advisory fee–Note 3(a)	3,788,510
Prospectus and shareholders' reports	121,069
Professional fees	77,019
Shareholder servicing costs–Note 3(c)	56,121
Custodian fees–Note 3(c)	40,862
Distribution fees–Note 3(b)	31,797
Directors' fees and expenses–Note 3(d)	19,644
Loan commitment fees–Note 2	3,990
Registration fees	380
Miscellaneous	10,524
Total Expenses	**4,149,916**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(677)
Net Expenses	**4,149,239**
Investment Income–Net	**1,874,645**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	19,989,769
Net unrealized appreciation (depreciation) on investments	7,654,122
Net Realized and Unrealized Gain (Loss) on Investments	**27,643,891**
Net Increase in Net Assets Resulting from Operations	**29,518,536**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income−net	1,874,645	534,246
Net realized gain (loss) on investments	19,989,769	572,765
Net unrealized appreciation (depreciation) on investments	7,654,122	110,456,965
Net Increase (Decrease) in Net Assets Resulting from Operations	**29,518,536**	**111,563,976**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(1,891,537)	(531,273)
Service shares	(19,888)	(523)
Total Dividends	**(1,911,425)**	**(531,796)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial shares	30,639,929	54,435,818
Service shares	2,361,742	3,981,349
Dividends reinvested:		
Initial shares	1,891,537	531,273
Service shares	19,888	523
Cost of shares redeemed:		
Initial shares	(91,661,913)	(98,462,078)
Service shares	(1,835,549)	(2,184,906)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(58,584,366)**	**(41,698,021)**
Total Increase (Decrease) in Net Assets	**(30,977,255)**	**69,334,159**
Net Assets ($):		
Beginning of Period	533,463,599	464,129,440
End of Period	**502,486,344**	**533,463,599**
Undistributed investment income−net	−	29,471

| | Year Ended December 31, | |
	2004	2003
Capital Share Transactions:		
Initial Shares		
Shares sold	1,268,633	2,612,164
Shares issued for dividends reinvested	75,115	22,640
Shares redeemed	(3,826,643)	(4,858,079)
Net Increase (Decrease) in Shares Outstanding	**(2,482,895)**	**(2,223,275)**
Service Shares		
Shares sold	99,344	190,969
Shares issued for dividends reinvested	793	27
Shares redeemed	(76,854)	(106,555)
Net Increase (Decrease) in Shares Outstanding	**23,283**	**84,441**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Initial Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	23.79	18.90	26.67	34.47	39.07
Investment Operations:					
Investment income−net[a]	.09	.02	.05	.02	.32
Net realized and unrealized gain (loss) on investments	1.39	4.89	(7.77)	(7.80)	(4.63)
Total from Investment Operations	1.48	4.91	(7.72)	(7.78)	(4.31)
Distributions:					
Dividends from investment income−net	(.10)	(.02)	(.05)	(.02)	(.29)
Net asset value, end of period	25.17	23.79	18.90	26.67	34.47
Total Return (%)	6.21	26.00	(28.94)	(22.57)	(11.03)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.82	.84	.80	.78	.78
Ratio of net expenses to average net assets	.82	.84	.80	.78	.78
Ratio of net investment income to average net assets	.38	.12	.20	.06	.82
Portfolio Turnover Rate	55.54	63.17	90.07	110.82	63.60
Net Assets, end of period ($ x 1,000)	488,994	521,262	456,014	779,063	1,075,089

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

			Year Ended December 31,		
Service Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	23.69	18.84	26.59	34.47	34.47
Investment Operations:					
Investment income (loss)–net	.04[b]	(.03)[b]	(.00)[b,c]	(.06)[b]	–
Net realized and unrealized gain (loss) on investments	1.37	4.88	(7.75)	(7.82)	–
Total from Investment Operations	1.41	4.85	(7.75)	(7.88)	–
Distributions:					
Dividends from investment income–net	(.04)	(.00)[c]	(.00)[c]	(.00)[c]	–
Net asset value, end of period	25.06	23.69	18.84	26.59	34.47
Total Return (%)	5.94	25.75	(29.14)	(22.85)	–
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.06	1.09	1.03	1.09	–
Ratio of net expenses to average net assets	1.06	1.09	1.03	1.09	–
Ratio of net investment income (loss) to average net assets	.17	(.14)	(.01)	(.20)	–
Portfolio Turnover Rate	55.54	63.17	90.07	110.82	63.60
Net Assets, end of period ($ x 1,000)	13,492	12,202	8,115	8,275	1

[a] *The fund commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Socially Responsible Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth, with current income as a secondary goal through equity investments in companies that not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (150 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the shareholder services plan, the distribution plan, and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $283,758,229 and unrealized appreciation $89,423,380.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $160,153,013 of the carryover expires in fiscal 2009, $103,833,733 expires in fiscal 2010 and $19,771,483 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003 were as follows: ordinary income $1,911,425 and $531,796, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for distributions in excess of investment income, the fund increased accumulated undistributed investment income-net by $7,309 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2004, Service shares were charged $31,797 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts. During the period ended December 31, 2004, Initial shares were charged $13,470 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2004, the fund was charged $1,269 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2004, the fund was charged $40,862 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $318,240, Rule 12b-1 distribution plan fees $2,832, shareholder services plan fees $686, custodian fees $5,209 and transfer agency per account fees $214.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2004, amounted to $274,193,378 and $326,467,826, respectively.

At December 31, 2004, the cost of investments for federal income tax purposes was $413,520,751; accordingly, accumulated net unrealized appreciation on investments was $89,423,380, consisting of $93,698,132 gross unrealized appreciation and $4,274,752 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The

Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
The Dreyfus Socially Responsible Growth Fund, Inc.

We have audited the accompanying statement of assets and liabilities of The Dreyfus Socially Responsible Growth Fund, Inc., including the statement of investments, as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Dreyfus Socially Responsible Growth Fund, Inc. at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 3, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (1992)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
- President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
- The International Executive Services Corps., Director
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Vice Chairperson
- Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c∕o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

The Dreyfus Socially Responsible Growth Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



Printed on recycled paper.
50% post-consumer
Process chlorine free.
Vegetable-based ink.

Printed in U.S.A.

© 2005 Dreyfus Service Corporation



0111AR1204